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                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-39050

                               RESOURCEPHOENIX.COM

                PROSPECTUS SUPPLEMENT #6, DATED NOVEMBER 22, 2000

         (To Prospectus dated August 25, 2000 and Prospectus Supplements dated September 13, 2000, October 4, 2000, October 26, 2000,
                     November 8, 2000 and November 16, 2000)

     This Prospectus Supplement should be read in conjunction with the Prospectus and the Prospectus Supplements referenced above.

RECENT DEVELOPMENTS

     On November 21, 2000, ReSourcePhoenix.com announced the layoff of W. Corey West, its President and Chief Operating Officer, Gregory Thornton, Vice President and Chief Financial Officer, and approximately 16 employees, or approximately 8%, as part of the corporate restructuring announced on November 3, 2000. Gus Constantin, Chairman and Chief Executive Officer, will assume the position and the responsibilities of the office of President. The office of Chief Financial Officer will be assumed by the company's current Vice President of Operations, Neal Divver. In addition, the company announced that Mr. West has been removed as a director.

     ReSourcePhoenix.com also announced that it received a Staff Determination on November 21, 2000 indicating that it fails to comply with the net tangible assets requirement set forth in Marketplace Rule 4450(a)(3), and that its securities are, therefore, subject to delisting from The Nasdaq National Market. As a result, ReSourcePhoenix.com's Class A Common Stock will be delisted from The Nasdaq National Market at the opening of business on November 30, 2000.